Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-236211

FRANCHISE GROUP, INC.
Shares of 7.50% Series A Cumulative Perpetual Preferred Stock

(Liquidation Amount of $25.00 Per Share)

Final Term Sheet

Issuer:	Franchise Group, Inc.

Securities:	7.50% Series A Cumulative Perpetual Preferred Stock (the “Series A Preferred Stock”)

Number of Shares:	1,200,000 Shares of Series A Preferred Stock

Option to Purchase Additional Shares:	Up to 180,000 Shares Series A Preferred Stock

Trade Date:	September 16, 2020

Settlement Date:	September 18, 2020

Listing:	Expected NASDAQ “FRGAP”

Size:	$30,000,000

Option:	Up to $4,500,000

Maturity Date:	Perpetual (unless redeemed by us on or after September 18, 2025 or in connection with a Change of Control or Delisting Event).

Rating:	The Series A Preferred Stock will not be rated.

Dividend Rate (Cumulative):	We will pay cumulative cash dividends on the Series A Preferred Stock, when and as declared by our Board of Directors, at the rate of 7.50% of the $25.00 liquidation preference per year, equivalent to $1.875.

Dividend Payment Dates:	Dividends will be payable quarterly in arrears, on or about the 15th day of January, April, July and October, beginning on or about October 15, 2020; provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day, and no interest, additional dividends or other sums will accumulate. Dividends will accumulate and be cumulative from, and including, the date of original issuance, which is expected to be September 18, 2020. The first dividend, which is scheduled to be paid on or about October 15, 2020 in the amount of $0.140625 per share, will be for less than a full quarter and will cover the period from, and including, the first date we issue and sell the Series A Preferred Stock through, but not including, October 15, 2020.

Price to the Public:	100%

Day Count:	30/360

Liquidation Preference:	The liquidation preference of each share of Series A Preferred Stock is $25.00. Upon liquidation, holders of Series A Preferred Stock will be entitled to receive the liquidation preference with respect to their shares of Series A Preferred Stock plus an amount equal to accumulated but unpaid dividends with respect to such shares.

Optional Redemption:	Series A Preferred Stock is not redeemable by us prior to the fifth anniversary of the issue date. After the fifth anniversary of the issue date, we may redeem the Series A Preferred Stock, in whole or from time to time in part, for cash at a redemption price equivalent to $25.00 per share, plus accumulated and unpaid dividends to, but not including, the redemption date.

Special Optional Redemption Upon a Change of Control or Delisting Event:	Special optional redemption by the Company upon a Change of Control or Delisting Event, in whole or in part, for $25.00 per share, plus accrued but unpaid dividends, to, but not including, the redemption date (the “Redemption Right”). The circumstances that will constitute a “Change of Control” and a “Delisting Event” will be set forth in the documents governing the Series A Preferred Stock.

Special Conversion Right Upon a Change of Control or Delisting Event:	Upon the occurrence of a Change of Control or Delisting Event, in the event the Company does not exercise the Redemption Right, holders of the Series A Preferred Stock will have the right to convert some or all of the Series A Preferred Stock held by such holder into a number of common shares at a predetermined ratio.

DRD/QDI Eligible:	Yes

Minimum Denomination / Multiples:	$25.00/$25.00

CUSIP/ISIN:	35180X 204 / US35180X2045

Book-Running Managers:	B. Riley Securities, Inc., Incapital LLC, D.A. Davidson & Co., Janney Montgomery Scott LLC, Ladenburg Thalmann & Co. Inc., National Securities Corporation and Aegis Capital Corp.

Conflict of Interest:	B. Riley Securities, Inc. has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121, and this offering will be conducted in compliance with Rule 5121. This rule requires that a “qualified independent underwriter” meeting certain standards participate in the preparation of the registration statement, the prospectus supplement and the accompanying base prospectus and exercise the usual standards of due diligence with respect thereto. Incapital LLC has assumed the responsibilities of acting as a “qualified independent underwriter” within the meaning of Rule 5121 in connection with this offering. In addition, B. Riley Securities, Inc. and its affiliates have performed investment banking, commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. B. Riley Securities, Inc. may, from time to time in the future, engage in transactions with and perform services for us in the ordinary course of business. Affiliates of B. Riley Securities, Inc. participate in our credit facilities. As a result, such affiliates may receive a portion of the net proceeds of this offering through the repayment of any borrowings under such facilities if we decide to pay down such indebtedness.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a registration statement (including a base prospectus dated June 22, 2020) and a preliminary prospectus supplement dated September 15, 2020 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from B. Riley Securities at 1300 17th Street, Suite 1300, Arlington, VA 22209, or by calling (703) 312-9580, or by emailing prospectuses@brileyfin.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.